Filed pursuant to Rule 424(b)(3)

File No. 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 8 DATED MARCH 21, 2024

TO THE PROSPECTUS DATED MAY 8, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated May 8, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose that on March 18, 2024, the Company priced an offering of $650 million in aggregate principal amount of its 6.900% notes due 2029 (the “Notes”) in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Notes will mature on April 13, 2029 and may be redeemed in whole or in part at the Company’s option at any time at par value plus a “make-whole” premium. The offering is expected to close on March 21, 2024, subject to customary closing conditions.

The Company expects to use the net proceeds of the offering for general corporate purposes of the Company and the Company’s subsidiaries and/or to repay indebtedness incurred under the Company’s revolving credit facility.